QuickLogic Corporation
1277 Orleans Drive
Sunnyvale, California 94089-1138
(408) 990-4000

March 8, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0303
Attention: Ms. Amanda Ravitz

Re: Request for acceleration - QuickLogic Corporation
     Registration Statement on Form S-3, File No. 333-215030 (the "Registration Statement")

Dear Ms. Ravitz:

On behalf of QuickLogic Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933 (the “Securities Act”), as amended, I hereby request acceleration of the effective date of the Registration Statement to 4:00 p.m. Eastern Time on Friday, March 10, 2017, or as soon thereafter as is practicable.

The Registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the Registration Statement. Further, the Registrant acknowledges that in connection with the Registration Statement: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (408) 990-4076 or by e-mail at scheung@quicklogic.com or our outside counsel, Alan Seem, by telephone at (650) 838-3753 or by e-mail at alan.seem@shearman.com. Thank you for your cooperation and prompt attention to this matter.

Sincerely,
QUICKLOGIC CORPORATION

By:	/s/ Suping (Sue) Cheung
Suping (Sue) Cheung
Vice President, Finance and Chief Financial Officer

cc: Alan Seem, Esq., Shearman & Sterling LLP